Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                November 21, 2007



VIA FACSIMILE TO 202-772-9202
-----------------------------
Ms. Julie Bell
Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NW
Washington, DC 20549-0405

Re:      Atomic Paintball, Inc.
         Registration Statement on Form 10-SB
         Filed October 11, 2007
         File No. 000-52856

Dear Ms. Bell:

         In response to your comment letter dated October 29, 2007, the Company responds as follows.

         Comment #1: Please include page numbers in the registration statement that correspond to the page numbers in the table of contents.

         Response to Comment #1: We have included page numbers in the revised registration statement that correspond to the page numbers in the table of contents.

         Comment #2: Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

Ms. Julie Bell
Securities & Exchange Commission
November 21, 2007
Page 2

         Response to Comment #2:

         We have revised the disclosure in response to Comment #2 as shown in the attached marked copy which is also filed on EDGAR.

         Upon review, please let us know if you have further comments.

                                               Sincerely,


                                               /s/ Michael A. Littman
                                               Michael A. Littman


MAL:jb